Direct message communications we have sent to others on Wefunder to people we have connected with to communicate our project during the testing the waters phase.

Hi! Thanks so much for the follow! I'm currently developing a feature length psychological thriller film. Our campaign isn't public yet, but I wanted to personally invite you to take an early look at the opportunity and learn more about what we're building with The Thing in the Hall.

I'm excited to begin sharing this with a small group before the official launch, and I'd love to have you involved from the beginning.
Please let me know if you have any questions. I'd be happy to connect and tell you more about the project!

https://wefunder.com/thethinginthehallfilm

Testing the Waters Disclosure: We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder. Any indication of interest involves no obligation or commitment of any kind.